SEALY, INC.

One Office Parkway at Sealy Drive • Trinity, North Carolina 27370 • USA

Telephone: 336-861-3500 • Fax: 336-861-3501

May 13, 2010

VIA FEDEX AND EDGAR

Re:     Sealy Corporation

Form 10-K for the year ended November 29, 2009

File No. 1-8738

Nudrat Salik

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Salik:

On behalf of Sealy Corporation (the “Company” or “Sealy”), this will respond to the telephone comments received from Ms. Nudrat Salik of the Securities and Exchange Commission staff (the “Staff”) on May 4, 2010.  The telephone conference call addressed the Staff’s additional comments following the Company’s responses in its April 27, 2010 letter to the Staff’s letter dated April 14, 2010.

Note 9.  Long Term Obligations

Convertible PIK Notes and Related Rights, page 83

With respect to the Company’s response to comment 5 of the Staff’s letter dated April 14, 2010, Ms. Salik requested additional information from the Company related to the specific accounting guidance that the Company considered in determining that the issuance date of the Convertible Notes was the same as the issuance date of the rights for the rights issued to Sealy Holding LLC (the “Purchaser”).

Through the forward purchase agreement which was executed prior to the issuance of the rights, the Purchaser irrevocably elected to exercise its rights to purchase the Convertible

Notes underlying the rights.  Additionally, the Purchaser provided cash to the Company equal to the exercise price of the rights upon issuance of the rights.  The Purchaser did not have the right to revoke its election of exercise nor did the Company have the right to not issue the Convertible Notes.  Additionally, the Company was required to pay interest at a specified rate until the Convertible Notes were issued.  We believe that the forward purchase agreement represents the substantive exercise of the rights at the time of the issuance of such rights.  Furthermore, we considered whether the forward purchase agreement and the rights issued to the Purchaser should be recognized as one unit of account as in-substance outstanding Convertible Notes pursuant to the guidance in ASC 815-10-15-8 through 9.

Although this literature was issued to preclude entities from structuring around the requirements of derivative accounting, we believe that it has broader applicability and supports the view that the rights distributed to the Purchaser and the forward purchase agreement should be combined.  Since the accounting literature does not contain a comprehensive model for identifying when financial instruments that are entered into in contemplation of each other should be aggregated and accounted for as a single instrument, we believe that analogy to this literature is appropriate.  Further, we believe that combining these instruments best reflects the substance of the arrangement with the Purchaser.

This guidance lists four criteria that should be considered when determining whether to view separate transactions as one unit for accounting purposes.  These criteria are as follows:

a.               The transactions were entered into contemporaneously and in contemplation of one another.

b.              The transactions were executed with the same counterparty (or structured through an intermediary).

c.               The transactions relate to the same risk.

d.              There is no apparent economic need nor substantive business purposes for structuring the transactions separately that could not also have been accomplished in a single transaction.

Based on a review of the criteria listed above, we concluded that they are met with respect to the Purchaser as the forward purchase agreement and the rights were entered into at the same time, with the same counterparties.  The instruments both relate to the ultimate issuance of the Convertible Notes and could have been entered into through a single transaction.

Additionally, we considered whether the rights issued to the Purchaser constitute a freestanding financial instrument from the Purchaser’s election to exercise such rights under the forward purchase agreement as defined under the Accounting Standards Codification.  However, we concluded that an irrevocable election to exercise the rights should not be considered a freestanding financial instrument because it is not legally detachable or separately exercisable from the rights.  As a result, the irrevocable election to exercise the rights effectively converts the rights into Convertible Notes because neither party can prevent the issuance of the Convertible Notes.

The Company concluded that Convertible Notes were substantively issued to the Purchaser upon issuance of the rights because 1) the forward purchase agreement and the rights are viewed as one financial instrument as discussed above and 2) the issuance of the Convertible Notes to the Purchaser is irrevocable upon issuance of the rights through the provisions of the forward purchase agreement.

*  *  *  *  *

On behalf of Sealy Corporation, this will acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any questions or comments or desire any additional information, please contact the undersigned at (336) 861-3588 or Jeff Ackerman, Executive Vice President and Chief Financial Officer at (336) 861-3674.

Very truly yours,

/s/ Michael Q. Murray, Esq.
Michael Q. Murray, Esq.
Senior Vice President and General Counsel